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                                                                    Exhibit (20)
                          LETTER TO STOCKHOLDERS
                               THIRD QUARTER
                        PERIOD ENDED MARCH 31, 1996



                                                                     May 9, 1996

Dear Stockholder:

While our earnings in the third quarter of fiscal 1996 were negatively affected by a combination of greatly increased raw material costs for grain, extreme competitive pressures in the vital wheat gluten market and softness in the fuel alcohol market, our operational cash flow remained positive. Our solid financial footing has allowed us to withstand the intense impact these factors have had during what is proving to be one of the most challenging times in Midwest Grain's 55-year history. With a return to more normal conditions, we will be prepared to show significantly improved results.

During the third quarter, we incurred a net loss of $410,000, or $0.04 per share on sales of $53,871,000. During the same period the prior year, we had net income of $298,000, or $0.03 per share on sales of $42,005,000.

For the first nine months of fiscal 1996, we experienced a net loss of $2,592,000, or $0.27 per share on sales of $156,782,000. This compares to net income of $5,291,000, or $0.54 per share on sales of $132,477,000 for the first nine months of fiscal 1995.

For the past several months, we have been confronted with unusually high grain prices. In the third quarter, our average per bushel cost for corn and milo rose approximately 54% above the average we paid during the same period the year before. Our wheat costs averaged 34% more per bushel compared to a year ago. Grain prices have continued to climb during the current quarter, driven by a worldwide shortage of grain supplies and concerns about planting and growing conditions for this year's crops. In response, we have strengthened our risk management program to adjust grain procurement strategies daily if necessary. As has been the case for practically all of fiscal 1996, the higher wheat costs compound the severe negative effects caused by European Union (E.U.) wheat gluten producers, who continue to dump their excess gluten in the United States. Final ratification of a grains agreement between our government and the E.U., which includes a measure to curb excess shipments of gluten to the U.S., did not occur in the third quarter as expected. Nevertheless, Dan Glickman, Secretary of the U.S. Department of Agriculture, has directed his staff to begin preparations for consultations on this issue with E.U. officials. The start of consultations is uncertain at this time, but, according to the grains agreement, they are to focus on "finding a mutually acceptable solution" to the problem.
Prices for fuel grade alcohol thus far have not reflected increased production costs resulting from the substantially higher corn prices. Neither have they kept pace with recent hikes in gasoline prices. As a result, our production of fuel alcohol is being minimized until selling prices and raw material costs achieve greater balance. While demand for our food grade alcohol for beverage and industrial applications has declined since the third quarter, conditions in those markets generally remain healthy.





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Demand  continues to be strong for our premium wheat starch,  as well as for our distillers feeds, a by-product of our alcohol production process.

During this exceptionally challenging time, we are continuing to position ourselves to be highly flexible in determining our production and product sales mix to optimize operational efficiency and cash flow.

Sincerely,


Ladd M. Seaberg
President and CEO